Exhibit 99.3

Luxottica Group pleased with the proposed combination
of Essilor and Luxottica progressing

Milan (Italy), March 23, 2017 — Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX) today received notice that the Board of Directors of Essilor International (Euronext Paris: EI) approved the signing of the contribution agreements relating to transaction between Essilor International and Delfin.

The decision follows the favorable opinions of the Essilor’s employee representative bodies on the proposed combination with Luxottica announced on January 16, 2017, and the support of Valoptec, an organization that brings together most of Essilor’s employee shareholders.

In the same meeting, the Board of Directors of Essilor approved (i) the filing and registration with the AMF, by April 10, 2017 at the latest, of the information document (Document E), describing the rationale of the transaction as well as the main principles of the Combination Agreement, and (ii) draft resolutions to be submitted for the approval of the Essilor’s General Shareholders’ Meeting of May 11, 2017, including the names of the directors who would, subject to shareholder approval, sit on the Board of Directors of EssilorLuxottica as of the closing date of the Luxottica share contribution, namely:

•   Eight members appointed by Delfin:

•         Leonardo Del Vecchio, Executive Chairman and CEO of EssilorLuxottica;

•         Three directors representative of Delfin: Romolo Bardin, Giovanni Giallombardo and Francesco Milleri;

•         Four additional directors: Rafaella Mazzoli, Gianni Mion, Lucia Morselli and Cristina Scocchia.

•   Eight members appointed by Essilor:

•         Hubert Sagnières, Executive Vice-Chairman and Deputy CEO of EssilorLuxottica;

•         Juliette Favre, Employee Shareholder Representative and Chairman of the Valoptec organization;

•         Four directors from the current Board of Directors of Essilor: Henrietta Fore, Bernard Hours, Annette Messemer and Olivier Pécoux.

•         Two directors representing employees will be appointed by the Works Council by the end of October 2017.

Essilor International will hold two Shareholders’ Meetings (Special Meeting of holders of shares with double voting rights attached and Combined General Shareholders’ Meeting) on May 11, 2017, to approve, among others, the transaction. In addition, discussions concerning the notification process of the transaction to antitrust authorities are progressing.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: marco.catalani@luxottica.com

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co., Valentino and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of approximately 8,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America, Salmoiraghi & Viganò in Italy and Sunglass Hut worldwide. In 2016, with more than 80,000 employees, Luxottica posted net sales of over Euro 9 billion. Additional information on the Group is available at www.luxottica.com.

Forward looking statements

This communication includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor International and Luxottica Group (including the benefits, results, effects and timing of a transaction), all statements regarding Essilor’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Luxottica (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Luxottica based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Luxottica’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Essilor and Luxottica are unable to predict or control. Such factors may cause Luxottica’s actual results, performance or plans with respect to the combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marches financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Luxottica cautions investors that any forward-looking statements made by Luxottica are not guarantees of future performance. Luxottica disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important additional information

This communication does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. This communication should not be considered as a recommendation that any person should (or should not) subscribe for, purchase or exchange any securities. In connection with the proposed transaction, (A) Essilor intends to file (i) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, a prospectus and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F-4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents and (B) Luxottica intends to file with the SEC a solicitation/recommendation statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus as well as other documents filed with the relevant authorities (when they are available) at the AMF’s website, www.amf-france.org, the CONSOB’s website,

www.consob.it, and the SEC’s website, www.sec.gov. The prospectus, registration statement and other documents relating thereto, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com or by contacting Essilor’s Investor Relations team at +33 (0) 1 49 77 42 16. The solicitation/recommendation statement, when filed, may also be obtained free of charge from Luxottica’s website at www.luxottica.com or by contacting Luxottica’s Investor Relations team at +33 (02) 8633 4870.